UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017, as amended to date (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                            Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On March 4, 2018, Terawatt Holdings, as borrower, and Terawatt GP as its general partner, entered into a margin loan agreement (the “Margin Loan Agreement”) with the lenders party thereto and UBS AG, London Branch as administrative agent, collateral agent and calculation agent, pursuant to which Terawatt Holdings borrowed $90,000,000 on March 5, 2018.

Also on March 4, Terawatt Holdings entered into a security agreement (the “Security Agreement”) with UBS AG, London Branch, as collateral agent, pursuant to which Terawatt Holdings pledged all of the shares of the Issuer’s Common Stock (the “Pledged Shares”) owned by Terawatt Holdings, and their proceeds, as collateral to secure its obligations under the Margin Loan Agreement. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Terawatt Holdings unless an event of default under the Margin Loan Agreement has occurred and is continuing.

Item 6.                             Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Margin Loan Agreement and the Security Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 26817R108	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:                  March 6, 2018

ECP ControlCo, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

CUSIP No. 26817R108	13D

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Secretary and General Counsel

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Secretary and General Counsel